Exhibit 99.1


                CONTACT:   Investor Relations     (214) 792-4415

            SOUTHWEST AIRLINES REPORTS THIRD QUARTER 2005 EARNINGS;
                      EXCEEDS FIRST CALL MEAN ESTIMATE

     DALLAS, TEXAS - October 20, 2005 - Southwest Airlines (NYSE:LUV) today reported third quarter 2005 net income of $227 million, or $.28 per diluted share, compared to $119 million for third quarter 2004, or $.15 per diluted share. The Company's third quarter 2005 results included $87 million (before income taxes) in unrealized gains, included in "Other gains", associated with derivative instruments that will settle in future accounting periods, recorded as a result of Statement of Financial Accounting Standard 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," as
amended.   Excluding these unrealized gains, third quarter 2005 net income was $174 million, or $.21 per diluted share. These third quarter 2005 results compare favorably to the First Call mean estimate of $.18 per diluted share.
     Gary C. Kelly, CEO, stated: "We are very pleased with our third quarter 2005 earnings performance. Excluding unrealized SFAS 133 gains, our third quarter 2005 earnings were up 46.2 percent to $174 million. This quarter was affected by two enormously destructive hurricanes, Katrina and Rita. The response by our Employees in the face of these crises was nothing short of remarkable. Their heroic efforts make these results very special, and I am very grateful to all our Employees for a tremendous performance.
     "The third quarter 2005 earnings growth was driven by record passenger revenues and load factors. We also benefited from strong performances in freight, charters, and business partner commissions. Operating revenues increased 18.8 percent versus a year ago, or 5.9 percent per available seat mile (ASM). The industry demand environment has improved, and the strong demand for our industry-leading low fares and high quality Customer Service resulted in a record third quarter load factor performance of 74.9 percent, at improved yields. We were able to drive robust revenue growth with only modest fare increases securing our Low Fare Brand leadership. We also benefited from a reduction in the glut of competitive seat capacity. We were very pleased with ATA codeshare third quarter 2005 results, which generated $19 million in revenues. ATA continues to reorganize in Chapter 11, and is seeking exit financing. As part of its reorganization efforts, ATA recently announced it will be discontinuing service in Chicago Midway to Minneapolis, Newark, and Boston in fourth quarter 2005. While our codeshare activity will decline, as a consequence, we will pursue opportunities to continue Southwest's growth at Midway. We have been pleased with our expansion efforts at Midway this year.
     "With respect to fourth quarter 2005, we are enjoying favorable load factor trends in October, and Customer bookings for the remainder of fourth quarter 2005 are good. We are hopeful year over year unit revenue trends will continue to improve as they did throughout third quarter 2005.
     "We continue to mitigate record-high jet fuel prices with our successful hedging program, which resulted in a $295 million benefit from settled contracts in third quarter 2005. We are also approximately 85 percent hedged in fourth quarter 2005 with average crude prices capped in the $26 per barrel range and have hedged the refinery margins on the majority of those positions. However, given the unprecedented surge in Gulf Coast jet fuel prices following Hurricanes Katrina and Rita, we expect fourth quarter 2005
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jet fuel costs per gallon to be well above the third quarter 2005 jet fuel cost per gallon of 95 cents. Unless Gulf Coast jet fuel prices recede from current levels, our fourth quarter 2005 jet fuel cost per gallon could exceed $1.25. We are more than 70 percent hedged for 2006 with average crude prices capped in the $36 per barrel range and also have hedged the refinery margins on the majority of our 2006 positions. We are over 55 percent hedged in 2007 at approximately $37 per barrel; about 35 percent in 2008 at approximately $37 per barrel; and about 30 percent in 2009 at approximately $39 per barrel. In short, we are well-prepared for rising energy costs. Our People are taking aggressive actions to prepare for rising energy costs and sustain our profitability and financial health.
     "Excluding fuel, our third quarter 2005 unit costs were down, again, compared with the year ago performance. We revised our fourth quarter 2005 flight schedule for the significant reduction in our New Orleans service following Hurricane Katrina. Our fourth quarter 2005 flight schedule was also affected by the recent Boeing strike, which delayed scheduled new aircraft deliveries. As a result, our year-over-year capacity growth for fourth quarter 2005 will be approximately seven percent, less than previously planned. We expect our fourth quarter 2005 unit costs, excluding fuel, to modestly exceed third quarter's 6.31 cents.
     "Our hearts go out to all those affected by the hurricanes in the Gulf Coast region. We resumed service from Louis Armstrong New Orleans International Airport (MSY) on September 20th after it had been shut down for approximately three weeks. Prior to Hurricane Katrina, we were the largest air carrier with 57 daily departures. We currently operate four daily roundtrips to Houston Hobby Airport, with strong traffic and encouraging bookings. As a part of the New Orleans community, we are anxious to do our part to rebuild the city, and we will continue to add more flights based on demand. We are very proud of our Employees' efforts to serve our Customers in this stressful time. Finally, I am also very proud of how Southwest and our Employees took care of our Gulf Coast Employees in this time of need.
     "We are very pleased with the performance of our new Pittsburgh markets and our new Ft. Myers service, which began this month. Given the improving airline industry outlook, we are excited about our 2006 growth opportunities and, currently, we expect 33 Boeing 737-700 deliveries in 2006, which will result in an estimated 2006 ASM capacity growth of approximately eight percent. With the resumption of deliveries from Boeing, and the availability of aircraft created from Katrina-related schedule changes, we are accelerating the start-up of our previously planned new city next year to early 2006. I am very excited to announce that, after a 20-year absence, Southwest will return to Denver, Colorado. As a result of its efforts to dramatically reduce its costs over the years, Denver International Airport has emerged as an excellent opportunity for Southwest Airlines. Even better, our Customers, along with new Denver Customers, will benefit from lower fares and Positively Outrageous Customer Service, Southwest style. We will announce our start dates, schedule, and fares next week."
     Southwest will discuss its third quarter 2005 results on a conference call at 11:30 a.m. Eastern Time today. A live broadcast of the conference call will be available at southwest.com.

                            Operating Results
     Total operating revenues for third quarter 2005 increased 18.8 percent to $1.99 billion, compared to $1.67 billion for third quarter 2004.
Operating income was $273 million compared to $191 million in third quarter 2004. Revenue passenger miles (RPMs) increased 15.5 percent in third quarter 2005, as compared to a 12.1 percent increase in available seat miles (ASMs),
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resulting in a 2.2 point increase in load factor to 74.9 percent.  The passenger revenue yield per RPM increased 2.6 percent to 11.68 cents from 11.38 cents in third quarter 2004. Operating revenue yield per ASM
(RASM) increased 5.9 percent to 9.10 cents from 8.59 cents in third quarter
2004.
     Total third quarter 2005 operating expenses were $1.72 billion, an increase of 15.7 percent, compared to $1.48 billion in third quarter 2004. Operating expenses per ASM (CASM) for third quarter 2005 increased 3.2 percent to 7.85 cents, compared to 7.61 cents in third quarter 2004. The Company's hedging program produced realized gains in third quarter 2005 of $295 million. Gains of $276 million were recorded as a reduction in fuel and oil expense in third quarter 2005. The remainder of the realized gains were recorded in "Other gains," as described below. Excluding fuel, CASM for third quarter 2005 decreased slightly to 6.31 cents.
     In addition to the $87 million of SFAS 133 unrealized gains recorded in third quarter 2005, "Other expenses (income)" included $17 million in "other gains," which consisted primarily of SFAS 133 realized gains related to settled contracts, as defined, on current period hedges, partially offset by approximately $9 million of net interest expense. "Other expenses (income)" for third quarter 2004 included $4 million in "Other losses" and $6 million in net interest expense. The third quarter 2005 income tax rate was 38.3 percent versus 34.1 percent for third quarter 2004. The prior year rate was favorably impacted by an adjustment related to the ultimate resolution of an airline industry-wide issue regarding the tax treatment of certain aircraft engine maintenance costs.
     For the nine months ended September 30, 2005, net cash provided by operations was $2.2 billion, which included a $865 million increase in fuel hedge-related collateral deposits, and capital expenditures were $993 million. The Company ended third quarter 2005 with $2.4 billion cash on hand plus $185 million of auction-rate securities, classified as "Short-term investments". In addition, the Company had a fully available unsecured revolving credit line of $600 million.
     Total operating revenues for the nine months ended September 30, 2005 increased 14.8 percent to $5.60 billion while total operating expenses increased 11.3 percent to $4.94 billion, resulting in operating income of $656 million, compared to $435 million for the nine-month period in 2004. Net income for the nine-month period in 2005 was $462 million, or $.57 per diluted share, versus $258 million, or $.32 per diluted share, in 2004. Excluding the impact of the unrealized SFAS 133 gains recorded in third quarter 2005, net income for the nine months ended September 30, 2005 was $409 million, or $.50 per diluted share.
     This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2004 and subsequent filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(unaudited)

                               Three months ended       Nine months ended
                                   September 30,           September 30,
                                             Percent                  Percent
                           2005       2004   Change  2005     2004    Change
OPERATING REVENUES:
  Passenger               $1,912     $1,612   18.6  $5,372   $4,694    14.4
  Freight                     32         28   14.3      99       82    20.7
  Other                       45         34   32.4     125       99    26.3
    Total operating
     revenues              1,989      1,674   18.8   5,596    4,875    14.8

OPERATING EXPENSES:
  Salaries, wages, and
   Benefits                  693        612   13.2   2,000    1,823     9.7
  Fuel and oil               337        247   36.4     947      723    31.0
  Maintenance materials
   and repairs               110        113   (2.7)    319      351    (9.1)
  Aircraft rentals            36         45  (20.0)    121      134    (9.7)
  Landing fees and other
   rentals                   118        104   13.5     345      306    12.7
  Depreciation and
   amortization              121        108   12.0     348      318     9.4
  Other operating expenses   301        254   18.5     860      785     9.6
    Total operating
     expenses              1,716      1,483   15.7   4,940    4,440    11.3

OPERATING INCOME             273        191   42.9     656      435    50.8

OTHER EXPENSES (INCOME):

  Interest expense            32         21   52.4      89       62    43.5
  Capitalized interest       (10)       (10)   0.0     (28)     (30)   (6.7)
  Interest income            (13)        (5) 160.0     (31)     (14)  121.4
  Other (gains) losses, net (104)         4    n.a.   (112)      16     n.a.
    Total other expenses
     (income)                (95)        10    n.a.    (82)      34     n.a.


INCOME BEFORE INCOME TAXES   368        181  103.3     738      401    84.0
PROVISION FOR INCOME TAXES   141         62  127.4     276      143    93.0


NET INCOME                  $227       $119   90.8    $462     $258    79.1


NET INCOME PER SHARE:

    Basic                      $ .29      $ .15   93.3   $ .59    $ .33    78.8
    Diluted	               $ .28      $ .15   86.7   $ .57    $ .32    78.1

WEIGHTED AVERAGE SHARES OUTSTANDING:

    Basic                    789        781            786      784
    Diluted                  810        812            811      815
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
SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)

                            Three months ended       Nine months ended
                               September 30,            September 30,
(In millions, except
  per share and                              Percent                  Percent
   per ASM amounts)         2005      2004   Change   2005      2004 	Change
Other (gains) losses, net,
 as reported               $ (104)    $    4          $ (112)  $    16
Less: impact of
 unrealized gains              87          2             113         8
Other (gains) losses, net,
 excluding unrealized
  gains                    $  (17)    $    6   n.a.   $    1    $   24   n.a.

Net income, as reported    $  227     $  119          $  462    $  258
Less: impact of unrealized
 gains, net of
  income taxes                (53)         -             (53)        -
Net income, excluding
 unrealized gains          $  174     $  119  46.2    $  409    $  258  58.5

Net income per share,
 diluted, as reported	   $  .28     $  .15          $  .57    $  .32
Less: impact of unrealized
 gains, net of
  income taxes               (.07)         -            (.07)        -
Net income per share,
 diluted, excluding impact
  of unrealized gains	   $  .21     $  .15  40.0    $  .50    $  .32  56.3

Fuel and oil expense
 - unhedged                $  613     $  378          $1,574    $1,004
Less: gains on settled
 hedges included in fuel
   and oil expense           (276)      (131)           (627)     (281)
GAAP fuel and oil expense     337        247  36.4       947       723  31.0
Add/(Deduct): losses/(gains)
 on settled contracts
  included in Other (gains)
   losses, net                (22)         -             (21)        6
Add/(Deduct): losses/(gains)
 recognized in prior periods
  for settled contracts in
   the current period           3          -               -        (6)
Fuel and oil expense -
 economic                  $  318     $  247  28.7    $  926    $  723  28.1

Mark-to-market (gains)
 losses on future period
  contracts	included in
   Other (gains) losses,
    net                    $  (73)    $    2          $  (85)   $    -Ineffectiveness from
 future period hedges
  included in Other
   (gains) losses, net        (14)        (4)            (28)       (8)
Total unrealized gains
 from future period
  contracts included in
   Other (gains) losses,
    net                    $  (87)    $   (2)         $ (113)   $   (8)

NOTE: The above schedule reconciles the non-GAAP financial measures included in this press release to the most comparable GAAP financial measures.
The special items are unrealized gains or losses (before income taxes) for derivative instruments that will settle in future accounting periods, recorded as a result of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. These unrealized amounts relate to both ineffectiveness, as defined, for these future period instruments and the change in market value for future period deriviatives that no longer qualified for special hedge accounting, as defined in SFAS 133.

In management's view, comparative analysis of results can be enhanced by excluding the impact of these items. The unrealized amounts are not indicative of the Company's operating performance for the applicable period, nor should they be considered in developing trend analysis for future periods.  In addition, since fuel expense is such a large part of the
Company's operating costs and is subject to extreme volatility, the Company believes it is useful to provide investors with the Company's true economic cost of fuel for the periods presented, based on cash settlements from
hedging activities, but excluding the unrealized impact of hedges	that will
settle in future periods.














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
SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                  Three months ended
                                                     September 30,
                                           2005           2004        Change
Revenue passengers carried              20,637,620     18,334,448     12.6 %
Enplaned passengers                     23,595,749     21,102,752     11.8 %
Revenue passenger miles (RPMs) (000s)   16,365,420     14,164,101     15.5 %
Available seat miles (ASMs) (000s)      21,853,579     19,486,103     12.1 %
Load factor                                74.9%          72.7%        2.2 pts.
Average length of passenger haul (miles)    793            773         2.6 %
Average aircraft stage length (miles)       612            576         6.3 %
Trips flown	                              261,812        248,981       5.2 %
Average passenger fare                    $92.63         $87.90        5.4 %
Passenger revenue yield per RPM (cents)    11.68          11.38        2.6 %
Operating revenue yield per ASM (cents)     9.10           8.59        5.9 %
Operating expenses per ASM (cents)          7.85           7.61        3.2 %
Operating expenses per ASM,
 excluding fuel (cents)                     6.31           6.34       (0.5)%
Fuel costs per gallon, excluding fuel
 tax (unhedged)                            $1.837         $1.232      49.1 %
Fuel costs per gallon, excluding fuel
 tax (GAAP)                                $1.006          $.803      25.3 %
Fuel costs per gallon, excluding fuel
 tax (economic)                            $0.949          $.802      18.3 %
Fuel consumed, in gallons (millions)         332            306        8.5 %
Number of Employees at period-end          31,382         30,657       2.4 %
Size of fleet at period-end                  439            415        5.8 %

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                  Nine months ended
                                                    September 30,
                                           2005           2004        Change
Revenue passengers carried              58,208,534     53,193,484       9.4 %
Enplaned passengers                     66,154,155     60,921,204       8.6 %
Revenue passenger miles (RPMs) (000s)   45,083,739     40,282,260      11.9 %
Available seat miles (ASMs) (000s)      63,424,106     56,641,218      12.0 %
Load factor                                71.1%          71.1%          -
Average length of passenger haul (miles)    775            757          2.4 %
Average aircraft stage length (miles)       605            572          5.8 %
Trips flown                               769,262        729,836        5.4 %
Average passenger fare                    $92.30         $88.23         4.6 %
Passenger revenue yield per RPM (cents)    11.92          11.65         2.3 %
Operating revenue yield per ASM (cents)     8.82           8.61         2.4 %
Operating expenses per ASM (cents)          7.79           7.84        (0.6)%
Operating expenses per ASM,
 excluding fuel (cents)                     6.30           6.56        (4.0)%
Fuel costs per gallon, excluding
 fuel tax (unhedged)                       $1.631         $1.122       45.4 %
Fuel costs per gallon, excluding
 fuel tax (GAAP)                            $.978          $.806       21.3 %
Fuel costs per gallon, excluding
 fuel tax (economic)                        $.956          $.806       18.6 %
Fuel consumed, in gallons (millions)         961            891         7.9 %
Number of Employees at period-end          31,382         30,657        2.4 %
Size of fleet at period-end                  439            415         5.8 %

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                         September 30,          December 31,
(in millions)                                2005                  2004
ASSETS
Current assets:
      Cash and cash equivalents             $2,428                 $1,048
      Short-term investments                   185                    257
      Accounts and other receivables           334                    248
      Inventories of parts and supplies,
       at cost                                 153                    137
      Fuel hedge contracts                     944                    428
      Prepaid expenses and other
       current assets                           65                     54
          Total current assets               4,109                  2,172

Property and equipment, at cost:
      Flight equipment                      10,786                 10,037
      Ground property and equipment          1,266                  1,202
      Deposits on flight equipment
       purchase contracts                      657                    682
                                            12,709                 11,921
      Less allowance for depreciation
       and amortization                      3,364                  3,198
                                             9,345                  8,723
Other assets                                 1,292                    442
                                           $14,746                $11,337

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                        $495                   $420
      Accrued liabilities                    2,038                  1,047
      Air traffic liability                    776                    529
      Current maturities of long-term debt     149                    146
         Total current liabilities           3,458                  2,142

Long-term debt less current maturities       1,861                  1,700
Deferred income taxes                        2,311                  1,610
Deferred gains from sale and
 leaseback of aircraft                         140                    152
Other deferred liabilities                     221                    209
Stockholders' equity:
      Common stock                             790                    790
      Capital in excess of par value           297                    299
      Retained earnings                      4,474                  4,089
      Accumulated other comprehensive income 1,194                    417
      Treasury stock, at cost                    -                    (71)
           Total stockholders' equity        6,755                  5,524
                                           $14,746                $11,337
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
<Caption.
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                    Three months ended      Nine months ended
                                      September 30,           September 30,
(in millions)                       2005          2004     2005         2004
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                      $227          $119     $462         $258
    Adjustments to reconcile
     net income to cash provided
      by operating activities:
        Depreciation and
         Amortization                121           108      348          318
        Deferred income taxes        138            60      271          141
        Amortization of deferred
         gains on sale and leaseback
          of aircraft                 (4)           (4)     (12)         (12)
        Amortization of scheduled
         airframe inspections
          & repairs                   13            13       36           40
        Changes in certain assets
         and liabilities:
          Accounts and other
           receivables               (42)          (24)     (85)         (74)
          Other current assets       (83)          (21)     (93)         (33)
          Accounts payable and
           accrued liabilities       216           111    1,006          393
          Air traffic liability       28           (15)     246          182
        Other                        (12)           13      (23)          (7)
            Net cash provided by
             operating activities    602           360    2,156        1,206

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and
     equipment, net                 (274)         (496)    (993)      (1,366)
    Change in short-term
     investments, net               (185)           16       72           36
    Acquisition of assets from
     ATA Airlines, Inc.                -             -       (6)           -
          Net cash used in
           investing activities     (459)         (480)    (927)      (1,330)

CASH FLOWS FROM FINANCING ACTIVITIES:

    Issuance of long-term debt         -           350      300          408
    Proceeds from Employee
     stock plans                      21            12       58           52
    Payments of long-term debt and
     capital lease obligations        (1)           (1)    (136)         (22)
    Payments of cash dividends        (4)           (4)     (14)         (14)
    Repurchase of common stock         -          (110)     (55)        (246)
    Other, net                         -            (3)      (2)          (7)
           Net cash provided by
            (used in) financing
              activities              16           244      151          171

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                    159           124    1,380           47
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD               2,269         1,407    1,048        1,484

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                    $2,428        $1,531   $2,428       $1,531
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
Southwest Airlines Co.
Current Boeing 737-700 Delivery Schedule

                              Prior Schedule            Current Schedule
                             Firm      Options*        Firm       Options*
2005                          34            -           33**           -
2006                          34            -           33             -
2007                          25           29           27            29
2008                           6           45            6            45
2009-2012                      -          177            -           177
Total                         99          251           99           251

*Includes purchase rights
** Includes 27 aircraft delivered through September 30, 2005